Exhibit 99.1

Brookfield Infrastructure Partners Announces Notice of Change and Reminder Regarding Special Meeting of Unitholders to Be Held November 16, 2009

All Dollar References Are in U.S. Dollars Unless Noted Otherwise

HAMILTON, BERMUDA--(Marketwire - November 03, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership", and along with its related entities, "Brookfield Infrastructure") (NYSE: BIP) (TSX: BIP.UN) is advising unitholders of the Partnership of an amendment to the resolution being sought at the upcoming special meeting of unitholders. The meeting will be held on Monday, November 16, 2009, at 10:00 a.m. (EST) at Torys LLP, 237 Park Avenue, 20th Floor, New York, NY.

The original resolution contained in the management information circular dated October 21, 2009 seeks approval to allow Brookfield to invest up to $450 million in redeemable partnership units ("RPUs") of Brookfield Infrastructure L.P. in connection with the proposed investment by the Partnership in securities of Babcock & Brown Infrastructure and certain of its assets. The amendment seeks to vary the resolution by permitting Brookfield's investment to include RPUs and general partner units of Brookfield Infrastructure as well as limited partnership units of the Partnership. No other changes are proposed to the resolution.

On October 30, 2009, the Partnership announced the pricing of its public offering of an aggregate of 39,585,000 limited partnership units. As part of the offering, Brookfield Asset Management Inc. (together with its affiliates "Brookfield") (NYSE: BAM) (TSX: BAM) (Euronext: BAMA) agreed to purchase 4,085,000 limited partnership units of the Partnership for gross proceeds of approximately $59 million (the "LP Subscription"). The balance of Brookfield's investment will be in RPUs or general partner units. As a result of the LP Subscription, consequential amendments were made to the allocation agreement (the "Allocation Agreement") between Brookfield and Brookfield Infrastructure relating to their respective participation in the previously announced Babcock & Brown Infrastructure recapitalization (the "Transaction"), including Brookfield's agreement to invest in units of Brookfield Infrastructure (the "Brookfield Investment").

As a result, unitholders at the meeting will be asked to adopt an amended resolution that permits the Brookfield Investment, as amended. The aggregate investment by Brookfield, including any units of the Partnership acquired as part of the public offering and any RPUs or general partner units of Brookfield Infrastructure purchased by Brookfield upon the exercise of the underwriters' over-allotment option, will still not exceed $450 million, but Brookfield's percentage ownership interest in the Partnership may, in certain circumstances, increase slightly, from a maximum of approximately 41% ownership previously contemplated to a maximum of approximately 45%.

A committee of independent directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, met on October 30, 2009 to consider the proposed amendment to the terms of the Brookfield Investment and corresponding amendments to the Allocation Agreement. The independent committee unanimously recommended that the board of directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, approve the amendments to the proposed terms of the Brookfield Investment and related changes to the Allocation Agreement. On the recommendation of the independent committee, the directors of Brookfield Infrastructure Partners Limited, the general partner of the Partnership, have unanimously approved the proposed amendment to the Brookfield Investment (with Mr. Derek Pannell declaring his interest in the Brookfield Investment as an officer of Brookfield and abstaining from voting) and are recommending that unitholders vote FOR the Unitholder Resolution.

If the resolution is approved, Brookfield's effective interest in the Partnership may increase from approximately 41% to approximately 45%. If the resolution is not approved, then the amount of RPUs and general partner units of Brookfield Infrastructure to be issued to Brookfield will be reduced so that the aggregate value of the Brookfield Investment and the LP Subscription does not exceed $157 million. If the resolution is not approved, Brookfield's effective interest in the Partnership will be reduced to approximately 32%. In addition, if the Brookfield Investment is reduced, Brookfield Infrastructure's participation in the Transaction will be reduced by the same amount and Brookfield will participate directly in the Transaction with respect to the balance.

Brookfield and the Partnership granted the underwriters an over-allotment option exercisable at any time up to November 25, 2009, to purchase up to an additional 5,325,000 units of the Partnership at a price per unit of C$15.55. If the underwriters exercise the over-allotment option, Brookfield shall first have the option to sell all or any portion of the 4,085,000 units acquired by Brookfield in the LP Subscription as part of the over-allotment option and the Partnership will sell the remaining LP Units to the underwriters up to an aggregate of 5,325,000 LP Units. If the resolution is approved, and if the underwriters exercise the over-allotment option, in full or in part, Brookfield will have the option to purchase such number of additional RPUs and general partner units that will permit Brookfield to maintain an effective approximate 45% interest in the Partnership on a fully diluted basis, provided that the aggregate amount of units of the Partnership (net of any units sold pursuant to the over-Allotment option), RPUs and general partner units of Brookfield Infrastructure purchased by Brookfield shall not exceed $450 million.

Units of the Partnership are not voting securities; however, the LP Subscription will have the effect of increasing the percentage of units owned by Brookfield from approximately 41% to approximately 45%, on a fully-diluted, fully-exchanged basis. As a result of the LP Subscription, Brookfield will be entitled to approximately 6.6% of the votes cast on matters requiring the approval of limited partners of the Partnership. If all of the RPUs held by Brookfield are exchanged, including all the RPUs purchased under the Brookfield Investment, then Brookfield would be entitled to approximately 45% of the votes cast on matters requiring the approval of limited partners of the Partnership.

Unitholders who have already voted in favour of the resolution will be deemed to vote in favour of the resolution as it will be amended at the meeting as described herein and do not need to do anything as a result of these changes. Unitholders can change their vote by following the instructions contained in the management information circular dated October 21, 2009 (the "Circular") and the proxy card or voting instruction form previously mailed to unitholders, or by submitting a new proxy card or voting instruction form.

Unitholders who have not voted may vote by telephone, Internet or mail using the previously mailed proxy card or voting instruction form. Unitholders are encouraged to review the Circular for the full details of matters to be dealt with at the meeting and vote their proxy FOR all of the proposed resolutions. The cut-off time for Voting is Sunday, November 15, 2009 at 11:59 pm (EST).

Unitholders requiring additional copies of the Circular or assistance with voting their units are encouraged to contact the proxy solicitation agent, Laurel Hill Advisory Group, North American toll free at 1-888-742-1305; and banks and brokers or collect calls at 1-917-338-3181. Copies of the meeting materials can also be accessed on SEDAR at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains statements regarding the public offering, the issuance to Brookfield, including the intended use of proceeds and matters to be voted upon at a special meeting of the unitholders of the Partnership that constitute forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "may", "tend", "seeks" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the public offering, the issuance to Brookfield, including the intended use of proceeds and matters to be voted upon at a special meeting of the unitholders of the Partnership. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:
Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com